UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25              SEC FILE NUMBER
                                                               000-20757
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                          NOTIFICATION OF LATE FILING
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                                                             CUSIP NUMBER
                                                             894363-10-0
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             (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

                      For Period Ended: December 31, 2000
                                        -------------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:_________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

 Not applicable

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PART I - REGISTRANT INFORMATION

USOL Holdings, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

10300 Metric Boulevard
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Address of Principal Executive Office (Street and Number)

Austin, Texas 78758
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-W, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement  or other exhibit  required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.                      (Attach Extra Sheets if Needed)

We hereby request permission to delay the filing of our 10-KSB because certain information needed for proper financial statement disclosures could not be obtained and related issues resolved without unreasonable effort or expense prior to March 31, 2001. We expect to resolve these matters and file no later than April 17, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Albert E. Percival III          (512)              404-3512
           ---------------------------   ----------------  ---------------------
                   (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                         [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A

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                               USOL Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date     April 2, 2001         By /s/ Donald E. Barlow
             ------------------            -------------------------------------
                                           Donald E. Barlow, President, Chief
                                           Operating Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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            Intentional misstatement or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                  ATTACHMENT A
                                  ------------

               USOL HOLDINGS RESULTS OF OPERATIONS FOR FISCAL 2000

Fourth quarter revenue increased 77% to $2,810,340 compared with $1,589,914 in the fourth quarter last year. Fourth quarter EBITDA(1) losses were $3,330,774 compared to $3,538,713 in the fourth quarter of last year. The Company reported a net loss of $9,655,329 versus a net loss of $2,300,330 in the comparable quarter last year. Net loss attributable to common shareholders, which is comprised of net loss plus preferred stock dividends, was $10,765,329, or $1.34 per basic and diluted share, versus a net loss of $3,410,330, or $.84 per basic and diluted share, in the previous fourth quarter.

For the fiscal year, revenue increased 72% to $10,237,683 versus $5,971,242(2) in 1999. EBITDA(1) losses were $8,768,355 compared with $5,447,507(2) in 1999.
Net loss was $22,573,783 in 2000 compared with a net loss of $8,189,783(2) last year. Net loss attributable to common shareholders was $27,013,783, or $3.50 per basic and diluted share, compared with a net loss of $10,163,116(2), or $2.67(3)per basic and diluted share in 1999.

The Company's revenue increases are a result of the significant growth in operational passings and subscriber counts, which advanced by 59% and 42%, respectively, over 1999 figures. Average revenues per user for video services improved 11%, and subscriber penetration rates improved 3% for video and 15% for phone.

The increase in net loss between 2000 and 1999 can be contributed to several factors. In 2000 the Company recorded approximately $5,657,000 in one-time charges associated with the write-off and disposal of certain long-term assets. Included in the write-offs are: (1) approximately $1,871,000 of previously capitalized software development costs associated with the discontinuance of an in-house project to develop the Company's next generation billing and customer care system; and (2) the write-off of approximately $1,420,000 of property and equipment and $2,366,000 of goodwill by TRC associated with the termination of the GMAC Resident's Advantage business by TRC in 2000. The remaining increases are attributable to the increased operating costs and increased depreciation expense associated with the above mentioned passing growth, increased costs directly related to the Company's public status in 2000 such as legal, accounting, investor relations and insurance, and increased goodwill amortization associated with transactions that were completed in the last half of 1999 that have a full year of amortization expense recorded in 2000.


FINANCIAL RECAP                                          Three Months Ended                       Fiscal Year Ended
                                                            December 31,                             December 31,
                                                    2000                   1999               2000                1999(2)
Revenues                                    $        2,810,340    $      1,589,914       $    10,237,683    $        5,971,242
Operating Expenses                                  11,513,951           4,005,646            31,589,775            12,538,832
Loss from Operations                                (8,703,611)         (2,415,732)          (21,352,092)           (6,567,590)
Other Income (Expense)                                (939,764)             93,667            (1,165,244)           (1,635,033)
Net Loss $                                          (9,655,329)   $     (2,300,330)      $   (22,573,783)   $       (8,189,783)
Preferred Stock Dividends                   $       (1,110,000)   $     (1,110,000)      $    (4,440,000)   $       (1,973,333)
Loss Attributable
     to Common Shareholders                        (10,765,329)         (3,410,330)          (27,013,783)          (10,163,116)
Basic and Diluted Loss Per
     Common Share                           $            (1.34)   $           (.84)      $         (3.50)   $            (2.67)(3)
Basic and Diluted Weighted Average
     Common Shares                                   8,033,828           3,998,026             7,715,490             2,492,421 (3)
EBITDA                                      $       (3,300,774)   $     (3,538,713)      $    (8,768,355)   $       (5,447,507)
Total Passings                                          48,846              30,748                48,846                30,748


(1) EBITDA consists of Earnings Before Interest, Taxes, Depreciation and Amortization and also excludes stock compensation expense, losses on long-term asset write-offs and minority interest.

(2) The fiscal year end results for 1999 are the combined results of the Company's predecessor U.S. OnLine Communications, Inc. from January 1, 1999 through June 30, 1999 and the Company from inception (May 12, 1999) through December 31, 1999.

                                      A-1


(3) Basic and diluted loss per share for the year ended December 31, 1999, is calculated based on the results of operations of the Company from inception (May 12, 1999) through December 31, 1999. It does not consider the results of the Company's predecessor U.S. OnLine Communications, Inc. from January 1, 1999 through June 30, 1999. Basic and diluted weighted average common shares gives consideration only to the Company's outstanding shares from inception through December 31, 1999.













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